UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 2.9% increase in March 2014

passenger traffic

• 19 new domestic routes open in March

Monterrey, Mexico, April 4, 2014—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 2.9% in March 2014, as compared to March 2013. Domestic traffic increased 3.4%, and international traffic increased 0.7%.

It should be noted that the year-over-year comparisons are affected by the fact that the Holy Week vacation period took place principally during March last year, but will occur in April in 2014.

Of total March traffic, 97.7% was commercial aviation and 2.3% was general aviation.

Domestic traffic increased in ten airports in March, with the most noteworthy increases in Culiacán (+12.5%; +12,626 passengers) and Torreón (+39.4%; +11,191). Culiacán increased traffic on the Tijuana, Guadalajara, and Mexico City routes. Torreón increased traffic on its Mexico City, Guadalajara, and Cancún routes. The most significant reduction was in Monterrey (-1.9%; -8,620 passengers) as a result of lower traffic on the Cancún, San José del Cabo, and Puerto Vallarta routes.

Nineteen domestic routes opened during March, as the result of the joint route development efforts of the airlines and OMA. TAR opened the Acapulco-Zihuatanejo-Querétaro, Acapulco-Querétaro, Durango-Monterrey, Durango-Guadalajara, Monterrey-Querétaro, Monterrey-Durango, Zihuatanejo-Acapulco, and Zihuatanejo-Querétaro routes. Volaris opened the Ciudad Juárez-Monterrey, Culiacán-Monterrey, Chihuahua-Monterrey, Monterrey-Mérida, Monterrey-Veracruz, Monterrey-Culiacán, Monterrey-Ciudad Juárez, Monterrey-Cancún, Monterrey-Chihuahua, Monterrey-Puerto Vallarta, and Monterrey-San José del Cabo routes. The new routes strengthen OMA’s expectations for the growth of passenger traffic volumes in the Group’s airports.

International traffic increased in six airports in March. Traffic increased most significantly in Zihuatanejo (+23.3%; +7,624 passengers) as a result of increases on the Calgary and Toronto routes, and Mazatlán (+3.2%; +1,219) principally as a result of increases on the Minneapolis route. The most significant reduction was in Monterrey (-8.3%; -6,969 passengers) as a result of lower traffic on the Dallas and San Antonio routes.

The number of flight operations (takeoffs and landings) in March increased 0.1% as compared to the same month of last year. The number of domestic operations increased 1.0% and international operations decreased 5.0%.

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This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit

•	Webpage http://ir.oma.aero

•	Twitter http://twitter.com/OMAeropuertos

•	Facebook https://www.facebook.com/OMAeropuertos

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: April 7, 2014